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                      GRYPHON ENTERS INTO CONFIDENTIALITY
                             AGREEMENT WITH MARKEL

New York, New York, November 17, 1998 -- Gryphon Holdings Inc. announced today that it has entered into a confidentiality agreement with Markel Corporation and will provide information and cooperate with Markel to enable Markel to complete a due diligence review of the Company as promptly as possible.

Markel announced today that it is raising its current $18.00 per share all-cash offer for all of Gryphon's common stock to $19.00 per share in cash. The $19.00 offer is subject to satisfactory completion of the due diligence review. The Special Committee of the Board of Directors of the Company has agreed that upon completion of Markel's due diligence review, the Special Committee will recommend acceptance of Markel's $19.00 offer by the Board and the Company's shareholders, subject to there being no higher offers to purchase the Company outstanding at that time. The parties will immediately commence good faith negotiation of transaction terms.

Gryphon Holdings operates through its main subsidiary, Gryphon Insurance Group, as a specialty property and casualty underwriting organization. The Company's wholly owned insurance subsidiaries are Associated International Insurance Company, Calvert Insurance Company, and The First Reinsurance Company of Hartford.